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                 EXHIBIT 99(b) - PRESS RELEASE DATED AUGUST 5, 1998

                                       ALTERNATIVE RESOURCES CORPORATION
                                       100 TRI-STATE INTERNATIONAL
                                       SUITE 300
                                       LINCOLNSHIRE, IL 60069
                                       NASDAQ:  ALRC

CONTACT:
Susan H. Fisher
Director, Investor Relations
(847) 317-1000, Ext. 287

FOR IMMEDIATE RELEASE

WEDNESDAY, AUGUST 5, 1998

ALTERNATIVE RESOURCES CORPORATION NAMES STEVEN PURCELL
 CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER

LINCOLNSHIRE, IL, AUGUST 5, 1998 - Alternative Resources Corporation (Nasdaq:
ALRC), a leading provider of information technology (IT) services, today announced that Steven Purcell has joined ARC as chief financial officer, secretary and treasurer. Bradley K. Lamers, ARC's current chief financial officer, will remain with the company in the capacity of vice president -finance, reporting to Mr. Purcell. Mr. Purcell will have overall responsibility for the financial, tax and treasury functions of the company.

Mr. Purcell, 47, was chief financial officer for American Business Information (Nasdaq: IUSAA), a $250 million provider of business and consumer data and data processing services. Prior to that, Mr. Purcell served as vice president -finance, chief financial officer and treasurer, of Micro Warehouse, a direct marketer of hardware, software and accessories. During his five-year tenure with the company, from 1991 to 1996, Micro Warehouse grew from a $200 million privately held organization to a $2 billion publicly traded company with operations in 16 countries.

From 1985 to 1991, Mr. Purcell worked for Electrocomponents, PLC., a London-based distributor of electrical products, serving as chief executive officer for its Misco, Inc. subsidiary and, prior to that, as vice president
- finance for Electrocomponents, Inc., the U.S. holding company. From 1978 to 1985, Mr. Purcell held positions in finance and accounting with Hubbell Incorporated, a Fortune 500 manufacturer of electrical products, with the most recent


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being division controller at the Hubbell Lighting Division.  From 1975 to
1978, Mr. Purcell, a certified public accountant (CPA), was a senior accountant for Price Waterhouse & Company.

"The addition of Steve Purcell as chief financial officer significantly strengthens ARC's management approach to an increasingly challenging information technology environment," said Raymond R. Hipp, chairman, president and chief executive officer. "Steve brings a depth of experience and leadership in finance and strategy that will help ARC focus on profitability over the near term and, more importantly, help achieve our company's extraordinary long-term growth potential."

"ARC is an exciting company with one of the premier sales and distribution channels within the IT services industry," said Mr. Purcell. "The company is well positioned to maintain its growth and drive higher margins, while bringing more value to its clients and its extensive base of skilled IT professionals. I am delighted to have the opportunity to work with Ray Hipp and ARC's management team as we work to move ARC to the next level and increase ARC's shareholder value."

About ARC
Headquartered in Lincolnshire, IL, Alternative Resources Corporation is a leading provider of information technology services, including component outsourcing, technology deployments and IT project staffing. The company services Fortune 1000 and mid-sized clients from 60 offices in the U.S. and Canada.


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